ROLLING THUNDER EXPLORATION LTD.

(the "Corporation")

AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE

General

The purpose of this document is to establish the charter and terms of reference of the audit committee (the "Audit Committee") of the board of directors (the "Board") of the Corporation.

The requirement to have an Audit Committee is established in Section 171 of the Business Corporations Act (Alberta) and there are also certain requirements imposed on Audit Committees pursuant to Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Objectives

The major objectives of the Audit Committee are to:

(a)

review and recommend to the Board for acceptance, prior to their public release, all material financial information required to disclosed by the Corporation;

(b)

oversee management designed and implemented accounting systems and internal controls; and

(c)

recommend, engage, supervise, arrange for the compensation of and ensure the independence of the external auditor to the Corporation.

Composition

The Board shall select annually from the members of the Board an Audit Committee which will be comprised of at least three members each of whom will at all times be independent and financially literate as those terms are defined in MI 52-110 and possess:

(a)

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)

an understanding of internal controls and procedures for financial reporting.

Meetings of the Audit Committee

The Audit Committee is required to meet in person, or by telephone conference call, at least once each quarter and otherwise as often as required to discharge the duties of the Audit Committee.

The Chair of the Audit Committee appointed by the Board will, in consultation with the members, determine the schedule, time and place of meetings, and in consultation with management and the external auditor, establish the agenda for meetings.

A quorum for a meeting of the Audit Committee shall be a majority of members present in person or by telephone conference call.

Notice of the time and place of every meeting shall be given in writing, by email or facsimile to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting, provided that a member may in any manner waive a notice of meeting.

The external auditor of the Corporation will be entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat.

The Audit Committee shall, following each meeting, report to the Board regarding its activities, findings, recommendations, any issues that arise with respect to the quality or integrity of the Corporation's financial statements, compliance with applicable law, the performance and independence of the external auditor and the effectiveness of the internal audit function.

Responsibilities

The Audit Committee is responsible to:

(a)

independently or together with the Board, investigate fraud, illegal acts and conflicts of interest and respond to existing and potential conflicts of interest;

(b)

discuss issues of its choosing with the external auditor, management and corporate counsel;

(c)

establish procedures for the confidential anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(d)

establish procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters and the retention (for at least 7 years) of copies of concerns and evidence of investigations;

(e)

make inquiries of the external auditor and legal counsel to the Corporation regarding potential claims, assessments, contingent liabilities, and legal and regulatory matters that may have a material impact on the financial statements of the Corporation;

(f)

review the Corporation’s risk management procedures and protocols including, but not limited to the Directors’ & Officers’ Insurance program;

(g)

prepare any reports required to be prepared by the Audit Committee under applicable law;

(h)

receive reports from time to time from the Chair of the Reserves Committee and discuss with the Chair, and if appropriate the Reserves Committee, issues of overlapping relevance to the Audit Committee;

(i)

satisfy itself, and obtain reasonable assurances from management and the external auditors, that:

(i)

accounting systems are reliable;

(ii)

prescribed internal controls are effective; and

(iii)

adequate procedures are in place for the review of the disclosure of financial information extracted or derived from the Corporation’s financial statements;

(j)

periodically assess the adequacy of accounting systems, internal controls and procedures for the review of disclosure of financial information;

(k)

direct the external auditor's examinations to particular issues;

(l)

review control weaknesses identified by the external auditor and management's response; and

(m)

review with the external auditor its view of the qualifications and performance of the key financial and accounting executives.

The Audit Committee is responsible for reviewing and recommending their approval to the Board, prior to their distribution, of all:

(a)

interim and annual financial statements and notes thereto;

(b)

management's discussion and analysis of financial condition and results of operations;

(c)

relevant sections of the annual report, annual information form and management information circular containing financial information;

(d)

forecasted financial information and forward looking statements;

(e)

press releases and other documents in which financial statements, earnings forecasts, results of operations or other financial information is disclosed; and

(f)

disclosure of the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates.

External Auditor

To preserve the independence of the external auditor responsible for preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, the Audit Committee is responsible to:

(a)recommend to the Board the external auditor to be nominated;

(a)

recommend to the Board the external auditor’s compensation;

(b)

evaluate the external auditor’s qualifications, performance and independence;

(c)

review the experience and qualifications of the senior members of the external auditors, ensure that the lead audit partner is replaced periodically in accordance with applicable law, and that the audit firm continues to be independent;

(d)

review and pre-approve any engagements for non-audit services to be provided by the external auditor and its affiliates in light of the estimated fees and impact on the external auditor’s independence;

(e)

review with management and with the external auditor:

(i)

any proposed changes in major accounting policies;

(ii)

the presentation and impact of significant risks and uncertainties;

(iii)

key estimates and judgments of management that may be material to financial reporting; and

(iv)

review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and most recent former external auditor of the Corporation in compliance with the requirements set out in section 2.4 of MI 52-110; and

(f)

annually, prior to public disclosure of the Corporation's annual financial statements, ensure that the external auditor has current participant status with, and is in compliance with any restriction or sanction imposed by the Canadian Public Accountability Board.

The Audit Committee is also required to:

(a)

maintain direct communications with external auditors;

(b)

discuss and review specific issues with the external auditor;

(c)

oversee the work of the external auditor;

(d)

resolve any disagreements between management and the external auditor;

(e)

meet with the external auditor at least annually in the absence of management;

(f)

ensure that the external auditor is answerable to the Audit Committee, as representatives of the shareholders, rather than to the executive officers and management;

(g)

pre-approve all audit services;

(h)

meet with the external auditor prior to the audit to review the scope and general extent of the external auditor’s annual audit including planning and staffing the audit and the factors considered in determining the audit scope, including risk factors; and

(i)

upon completion of the annual audit and prior to public disclosure, review the following with the Chief Executive Officer, Chief Financial Officer and other appropriate executive officers:

(i)

annual financial statements, footnotes and management’s discussion and analysis of financial condition and results of operations;

(ii)

significant accounting judgements and reporting principles, practices and procedures applied in preparing the financial statements, including newly adopted accounting policies and the reasons for their adoption;

(iii)

results of the combined audit of the financial statements and internal controls over financial reporting;

(iv)

significant changes to the audit plan, if any, and any disputes or difficulties with management encountered during the audit, including any disagreements which, if not resolved, would have caused the external auditor to issue a non-standard report on the Corporation's financial statements; and

(v)

the co-operation received by the external auditor during its audit including access to all requested records, data and information.

General

The Audit Committee shall annually review this Charter and Terms of Reference and the position description of the Chair of the Audit Committee and make such recommendations to the Board as it considers appropriate.

The Audit Committee shall have access to all books, records, facilities and personnel of the Corporation necessary for the discharge of its duties.

The Audit Committee shall have the power, at the expense of the Corporation, to retain, instruct, compensate and terminate independent advisors to assist the Audit Committee in the discharge of its duties.

APPROVED BY THE BOARD ●, 2006